

July 8, 2013

Via Email
Karen Burns
Vice President and Interim Chief Financial Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

> **Re:** **NVIDIA Corporation**
> **Form 10-K for the Year Ended January 27, 2013**
> **Filed March 12, 2013**
> **File No. 000-23985**

Dear Ms. Burns:

We have reviewed your letter dated June 26, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 27, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Inventories, page 41

1. We note your response to prior comments 1 and 2. While the revised disclosure is helpful in describing the factors that impact your inventory reserve, it does not appear to fully describe the reasons for the inventory reserve being so significant relative to your gross inventory balance. Please provide additional information to assist investors in understanding why your inventory reserve balance is so high relative to the gross inventory balance or otherwise clarify for us how the proposed revised disclosure provided in your response letter addresses this question. In this regard, we note your statement that as a fabless semiconductor company you must make commitments to

purchase inventory based on forecasts of future demand. Expand your disclosures in future filings to discuss how accurate your estimates of future demand have been in the past.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief